                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF APRIL 2007

                              TELECOM ITALIA MEDIA S.P.A.
                 (Translation of registrant's name into English)

                  VIA CRISTOFORO COLOMBO 142, 00147 ROME, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA MEDIA:

2006 ACCOUNTS APPROVED

ANTONIO CAMPO DALL’ORTO APPOINTED TO THE BOARD

NEW BOARD OF AUDITORS APPOINTED

Rozzano (Milan), April 12, 2007 – The Telecom Italia Media Shareholders’ Meeting, chaired by Enrico Parazzini, met today in ordinary and extraordinary session to examine and approve Telecom Italia Media S.p.A.’s 2006 accounts.

Consolidated revenues for 2006 were up 15.4% to 207.5 million euro (179.8 million euro in 2005); revenues rose 16.1% on a like-for-like basis. Revenue growth was driven predominantly by domestic advertising (revenue growth exceeded the market average), and by improved revenue from pay-per-view TV, confirming the popularity of broadcaster’s LA7 and MTV’s programming and positive early results from the latest digital terrestrial ventures.

EBITDA grew by 9.3% compared with the preceding year to -82.9 million euro (from -91.4 million euro in 2005), and was up 14.7% on a like-for-like basis. EBIT amounted to -137.5 million euro, down 5.9% on the preceding year (-129.8 million euro in 2005), and down 3.1% on a like-for-like basis, mainly as a result of higher depreciation and amortization linked to the completion of the digital terrestrial network.

The Telecom Italia Media Group’s share of the net result corresponded to -101.1 million euro (800.9 million euro in 2005, following the sale of Virgilio and Tin.it operations).

Telecom Italia Media S.p.A. closed its 2006 accounts with revenues up 35.6% to 113.8 million euro (83.9 million euro in 2005). EBITDA improved by 9.0% to -100.6 million euro (compared with -110.5 million euro in 2005); EBITDA grew by 13.3% on a like-for-like basis. EBIT of -122.9 million rose by 6.4% (compared to -131.3 million euro in 2005), up 10.1% on a like-for-like basis.

Telecom Italia Media S.p.A.’s net result for the year was -92.1 million euro (722.9 million euro in 2005, following the sale of Virgilio and Tin.it operations).

Performance for the first quarter 2007 expected  to be positive with consolidated revenues increasing by approximately 30%.

The Shareholders’ Meeting passed a resolution to appoint Antonio Campo Dall’Orto to the Board of Directors. The new director’s CV/résumé is available on the company web site at www.telecomitaliamedia.it.

The Telecom Italia Media Board of Directors now consists of 13 directors, of whom eight are independent.

The Shareholders’ Meeting also appointed a Board of Auditors from the list submitted by shareholder Telecom Italia; no minority shareholder lists were presented in alternative.

Statutory Auditors: Giovanni Fiori, Salvatore Spiniello and Salvatore Marco Fiorenza; Giovanni Fiori was appointed Chairman of the Board of Auditors.

Alternate Auditors: Antonio Mastrapasqua and Stefano Morri.

CVs/résumés for the newly-appointed auditors are available on the company web site.

In extraordinary session, the Shareholders’ Meeting adopted amendments to a number of company bylaws to bring them into line with legal requirements applicable under Law No. 262 of December 28, 2005 (Italian savings protection law), in compliance with and pursuant to the recommendations of the Italian Stock Exchange’s new Code of Conduct.

Following the approval of these amendments to company bylaws, the Shareholders’ Meeting also adopted an amendment to Shareholders’ Meeting Regulations, as per the Shareholders’ Meeting resolution of May 5, 2004.

To conclude, the Shareholders’ Meeting resolved to extend Reconta Ernst & Young S.p.A.’s appointment as external auditors to 2010.

***************

At a meeting held after conclusion of the Shareholders’ Meeting proceedings, the Board of Directors appointed Antonio Campo Dall’Orto to the post of company CEO, empowering him to manage company operations.

Furthermore, the Board of Directors analyzed and adopted the plan to merge Holding Media e Comunicazioni HMC S.p.A. and HMC Pubblicità S.r.l. (under liquidation) into Telecom Italia Media S.p.A. In compliance with applicable law, the merger – which will not result in any subsequent increase in the capital of the merging company – shall be adopted directly by the three companies’ administrative bodies.

Telecom Italia

Media Relations

+39.06.3688.2610

www.telecomitalia.com/media

Investor Relations

+39.06.5150.5424

www.investor.telecomitaliamedia.it

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors.

Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

- Telecom Italia Media's ability to make any profits from its business for the next two years at least;

- Telecom Italia Media's ability to achieve cost reduction targets in the time frame established or to continue the process of rationalization of its non-core business and the disposition of interests in certain non-core assets;

- Telecom Italia Media's ability to implement successfully its strategic plan including, its Internet strategy, asset disposals, greater integration with Telecom Italia's other businesses and synergies arising there from;

- the continuing impact of increased competition, including the entry of new competitors;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and elsewhere in Europe; and

- the continuing impact of rapid changes in technologies.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Telecom Italia Media does not undertake an obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      April 12th, 2007

                                               TELECOM ITALIA MEDIA S.P.A.
                                                      (Registrant)

                                              BY: /s/ Paolo Serra
                                                  ---------------------------
                                                      Paolo Serra
                                                 Chief Financial Officer